Exhibit 99.1

Notice to the Market

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, December 29, 2021 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ) hereby informs its shareholders and the market that on December 27, 2021 has concluded a transaction to extend the debt maturity date of the export prepayment agreement, on total amount of USD 750 million, signed on June 12, 2019, by the Company and its wholly-owned subsidiaries, Suzano International Trade GmbH and Fibria Overseas Finance Ltd. (“EPP Agreement”). The maturity date of the transaction changes from June 14, 2025 (amortizations in 2024 and 2025) to December 14, 2027 (amortizations in 2026 and 2027). The EPP Agreement remains with the same commercial conditions as originally agreed, at the cost of Libor + 1.15% per year.

With the conclusion of the transaction mentioned in this document, the Company further improves its debt amortization schedule at a competitive cost, in line with its liability management strategy.

Lastly, Suzano reiterates its commitment with transparency with its investors

São Paulo, December 29, 2021.

Marcelo Feriozzi Bacci

Diretor Executivo Financeiro e de Relações com Investidores